FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, Yokneam 20692 , Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X]    Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which is attached hereto and incorporated by reference herein:

  Press Release: MIND CTI Announces Record Date and Payment Date of Cash Dividend of 20 Cents per Share,
  Dated February 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2007

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Announces Record Date and Payment Date of Cash Dividend of 20 Cents per Share, Dated February 26, 2007.

Exhibit I

MIND CTI Announces Record Date and Payment Date of Cash Dividend of 20 Cents per Share

Yoqneam, Israel, February 26, 2007 - MIND C.T.I. LTD. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced the record date and payment date of the previously announced cash dividend.

The Company announced today the details of its previously declared and announced cash dividend of $0.20 per share. According to the pre-ruling received from the Israeli Tax Authority, tax will be withheld at a rate of 20%. This pre-ruling applies only to this particular dividend and not to future dividends, if any.

The record date for the dividend will be March 14, 2007 and the payment date will be March 28, 2007.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNOs). Sentori, Inc. brings over ten years of wireless experience and seven years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States. MIND employs over 300 IT professionals and serves customers in more than 40 countries around the world. For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com